EXHIBIT 99.2

Telkom SA Limited
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
("Telkom" or "the Company")

Company Announcement

In response to recent developments surrounding the future direction of the Telkom Group, the Board of Telkom advises as follows:

•	the disposal of Telkom or any of its subsidiaries, joint ventures or any parts thereof will not be considered by Telkom without a compelling strategic rationale;
•
the Telkom Board is supportive of the BBBEE transaction proposed by Vodacom but is not in a position to comment on the impact of the proposed transaction on Telkom as the details relating to the transaction have not been finalised;

•	the previously announced expression of interest by Oger Telecoms was evaluated by the Board and has been declined as it is not in the interests of Telkom shareholders;
•
a decision has been taken to invest in the build of a fixed-wireless (voice and data) and a mobile data network. The timing, extent and implication of the roll-out of this network will be communicated to shareholders in due course; and

•
in the recent clarification and refinement of its strategy the Board of Telkom has taken the decision to substantially reduce its investment in Telkom Media (Pty) Limited and will be investigating all opportunities to do this in the best interests of Telkom shareholders and all other stakeholders.

31 March 2008
Pretoria
Sponsor: UBS South Africa

Special note regarding forward-looking statements

Many of the statements included in this announcement constitute or are based on forward looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, including, among others, statements regarding our future financial position and plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans, as well as projected levels of growth in the communications market, are forward looking statements. Forward looking statements can generally be identified by the use of terminology such as "may", "will", "should", "expect", "envisage", "intend", "plan", "project", "estimate", "anticipate", "believe", "hope", "can", "is designed to" or similar phrases, although the absence of such words does not necessarily mean that a statement is not forward looking. These forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward looking statements. We caution you not to place undue reliance on these forward looking statements. All written and oral forward looking statements attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of our most recent annual report on Form 20-F filed with the US Securities and Exchange Commission (SEC), either to conform them to actual results or to changes in our expectations. Telkom SA Limited filed an annual report on Form 20-F with the US SEC, for the year ended March 31, 2007 on July, 17, 2007. This annual report includes a detailed description of risk factors that may affect its business. For further information you should refer to the Form 20-F and other filings with the US SEC, which are available on Telkom's investor relations website at www.telkom.co.za/ir.